Exhibit 2

ASX Release 18 AUGUST 2020 Level 18, 275 Kent Street Sydney, NSW, 2000 Westpac 3Q20 Update Westpac Banking Corporation (“Westpac”) today provides the attached Westpac 3Q20 Update. For further information: David Lording Group Head of Media Relations 0419 683 411 Andrew Bowden Head of Investor Relations 0438 284 863 This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

Financial results throughout this presentation are in Australian dollars and are based on cash earnings unless otherwise stated. Refer to the 2020 Interim Financial Results Presentation and Investor Discussion Pack for definition. All results relating to 3Q20 are on an unaudited basis. This document should be read in conjunction with Westpac’s June 2020 Pillar 3 Report, incorporating the requirements of APS330. Results principally cover and compare the 3Q20 and 1H20 periods unless otherwise stated. Financial results throughout this presentation are in Australian dollars and are based on cash earnings unless otherwise stated. Refer to the 2020 Interim Financial Results Presentation and Investor Discussion Pack for definition. All results relating to 3Q20 are on an unaudited basis. This document should be read in conjunction with Westpac’s June 2020 Pillar 3 Report, incorporating the requirements of APS330. Results principally cover and compare the 3Q20 and 1H20 periods unless otherwise stated. All results relating to 3Q20 are on an unaudited basis.

3Q20 Overview. Overview Unaudited 3Q20 result: Lower margins, impairment charge of $826m • Unaudited 3Q20 statutory earnings of $1.12bn. Unaudited cash earnings $1.32bn compared to 1H20 quarterly average of $0.50bn or $1.14bn (excluding notable items1) Margin 2.05% down 8bps (11bps excluding notable items) driven by low rates 3Q20 impairment charge $826m, 46bps of gross loans (annualised) • • IAP2 and write-offs largely unchanged, impairment charge mostly driven by CAP3 Stress emerging, customers downgraded and delinquencies increased Australian mortgage 90+ day delinquencies inc. hardship 149bps, up 55bps from March Provision coverage higher, total provisions to credit risk weighted assets (RWA) 170bps up 13bps Asset quality – early deterioration; higher provision coverage • • • • Deferral packages – well progressed in contacting mortgage customers • 85% of mortgage check-ins completed. At this point, following these check-ins, around 50% of those on relief packages are expected to return to payment 78k mortgage deferral packages outstanding at 31 July down from 135k provided 40% reduction in outstanding mortgage deferral packages to 31 July after early check-ins • • Balance sheet strong with 10.8% CET1 capital ratio • Higher RWA as we recognised a $7.0bn RWA management overlay for corporate, business and specialised lending Funding and liquidity remains strong No 1H20 dividend to be paid. Will reassess dividend at FY20 results Provided an update on certain risk management matters • • • 4Q20 considerations • • • Complete our review of Specialist Businesses Carrying values to be reviewed including capitalised software and goodwill4 Valuation of the Life Insurance business, including potentially higher COVID-19 related claims, higher reinsurance costs and lower discount rates4 Continue to update economic outlook, including developments in Victoria Ongoing assessment of litigation and remediation provisions as matters progress • • 1 Refer slide 26 for definition of notable items. Notable items in 3Q20 $45m in expenses, $32m after tax. 2 IAP is Individually assessed provisions. 3 CAP is Collectively assessed provisions. 4 Any change in the valuation of the life insurance business and changes in carrying values of capitalised software and goodwill would have no (or minimal) impact on capital ratios. 2 Westpac Group 3Q20 Update

Unaudited 3Q20 results.[1]

Performance

	Cash earnings ($m)		% Change 3Q20 – 1H20 Qtr Avg.	
	3Q20	**1H20 Qtr Avg.**	**Headline**	**Ex notable items**
Net interest income	**4,265**	4,333	**(2%)**	(3%)
Non-interest income	**1,013**	838	**21%**	12%
Expenses	**(2,561)**	(3,080)	**(17%)**	1%
Core earnings	**2,717**	2,091	**30%**	(1%)
Impairment charges	**(826)**	(1,119)	**(26%)**	(26%)
Tax and non-controlling interests	**(573)**	(475)	**21%**	7%
Cash earnings	**1,318**	**497**	**165%**	**19%**
Reported net profit	***1,115***	***595***	***87%***	***NA***

- AIEA[2] up 3%, higher liquids, partly offset by lower lending balances
- 3Q20 margin 2.05%. Low rates, higher liquids and competition reduced margin

- Non-interest income up 12%, this reflected
  - Lower general insurance claims
  - 1H20 included a group life DAC adjustment
  - Trading income and markets related customer income held up
  - Fee income impacted by lower customer activity and some customer fee waivers
  - Wealth margin pressure continued

- Regulatory and compliance spend remains elevated
- Additional resources directed to COVID-19 response and increased customer enquiries

- Impairment charges lower, but remain elevated at 46bps of gross loans annualised

- Unaudited net profit after tax of $1,115m, up significantly
- Unaudited cash earnings of $1,318m from lower notable items compared to 1H20 (notable expense items of $32m post tax in 3Q20)
- Excluding notable items, cash earnings rose 19% due to a lower impairment charge

1 Performance comparison is 3Q20 compared to 1H20 quarterly average ex notable items unless otherwise stated. Notable items in 3Q20 $45m in expenses, $32m after tax. 2 AIEA is average interest-earning assets. Comparison is against 1H20 AIEA.

3 Westpac Group 3Q20 Update

Westpac GROUP

Low rates impacting margin. Performance Net interest margin (%, bps) Lower cash rate and higher term deposit costs Treasury & Markets impact on NIM NIM excl. Treasury & Markets 5bps (9bps) 3bps 2.16 2bps (4bps) 2.13 pricing, switching and competition balances up $28bn 1H20 1H20 notable items 1H20 excl. notable items Loans Customer deposits Short-term wholesale funding Capital & other Liquidity Treasury & Markets 3Q20 Average interest-earning assets ($bn) TD portfolio cost over benchmark1 (%) Tractor rate2 (%) Avg. funded liquid assets and collateral Avg. interest-earning loans & other assets 1.00% 3% Shortened duration 1H20 Avg. liquid balances $123bn 836 818 808 0.75% 2% 119 0.50% 1% 0.25% 0.00% 0% 1Q20 2Q20 3Q20 Jun-17 Jun-18 Jun-19 Jun-20 Jun-17 Jun-18 Jun-19 Jun-20 1 Benchmark is based on market rates with terms consistent with the duration of the term deposits. 2 Tractor is the blended average rate earned on hedged capital and low rate deposits. 4 Westpac Group 3Q20 Update of capital hedge Tractor down 23bps from 1H20 3 year swap rate (spot) Tractor 151 128 689 690 685 0.12 (6bps) 1bp2.05 0.12 2.04 Repricing impact from March rate cuts partially offset by 5bps of retentionAverage liquid Down 11bps 0.13 2.01 1.92

Prudence maintained: higher provisions and coverage ratios.

Provisioning

Expected credit loss provisions ($m)


5,766
Up $574m
(10%)
6,340
Mar-20
Jun-20

Provisions and coverage at June 20

IAP[1] ($m)	607
Impaired asset provisions to impaired assets (%)	45
CAP[2] ($m)	5,733
Total provisions to credit RWA (bps)	170

Forecasts for base case economic Scenario at June 2020

	2020	2021
GDP growth (yr end)	(4.0%)	3.0%
Unemployment	8.0%	7.1%
Residential property prices	(10%)	1.0%

Change in expected credit loss (ECL) provisions

	Sep 19 – Mar 20	Mar 20 – Jun 20
Portfolio movements	$272m	$260m
Economic forecast and weightings	$1,135m	$98m
Overlays	$446m	$216m
Total increase in ECL provisions	**$1,853m**	**$574m**

Changes 3Q20 – IAPs[1] and write-offs largely unchanged, impairment charge largely driven by CAP[2]

- Few IAPs in 3Q20 compared to 1H20
- Higher delinquencies in mortgages, initial downgrade of facilities in high risk sectors within WIB and larger exposures in the Business division

- No change to weights of economic scenarios after 1H20 changes
- Updated economic forecasts

- New overlay for mortgage deferral packages and an increase in overlays for high risk business sectors $246m
- Partly offset by release of bushfire and drought overlay ($30m)

1 IAP is individually assessed provisions. 2 CAP is collectively assessed provisions.

5 Westpac Group 3Q20 Update

Westpac GROUP

Early signs of deterioration: Stressed exposures up 44bps. Credit quality Stressed exposures as a % of TCE Impairment charges and stressed exposures3 (bps) 80 500 3.20 400 60 300 40 200 20 100 0 0 2008 2010 2012 2014 2016 2H17 2H18 2H19 3Q20 New and increased gross impaired assets ($m)4 1.24 1.20 1.20 1,194 1,078 997 958 477 440 471 450 1 Facilities 90 days or more past due date not impaired. These facilities, while in default, are not treated as impaired for accounting purposes. 2 Group 90+ day mortgage delinquencies, Australian 90+ day mortgage delinquencies rose 55bps. 4 Includes exposures that are managed on a facility by facility basis (not managed as a portfolio) and so excludes mortgages, personal and small business lending. 3 2008 and 2009 are pro forma including St.George for the entire period with First Half 2009 Profit Announcement providing details of pro forma adjustments. 6 Westpac Group 3Q20 Update Sep-10 Sep-12 Sep-13 Sep-14 Sep-15 Sep-16 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Mar-20 Jun-20 2H12 1H13 2H13 1H14 2H14 1H15 2H15 1H16 2H16 1H17 2H17 1H18 2H18 1H19 2H19 1H20 3Q20 897 708 609 607 633 589519 550 283 2.07 2.17 1.24 1.76 1.60 0.77 0.85 1.32 0.62 0.71 0.99 0.65 1.05 1.09 1.08 1.10 0.55 0.46 0.57 0.55 0.50 0.56 0.74 0.54 0.35 0.31 0.50 0.48 0.67 0.43 0.58 0.26 0.33 0.37 0.39 0.34 0.25 0.44 0.25 0.27 0.22 0.20 0.20 0.17 0.17 0.15 0.15 0.14 Watchlist and substandard •Downgrades following review of WIB and Business customers deemed to be at high risk from COVID-19 90+ days past due and not impaired1 •Rise in mortgage delinquencies of 53bps2 Impaired •Migration to impaired mostly from small business and unsecured exposures Impairment charge to average loans annualised (lhs) Stressed exposures to TCE (rhs) 46bps 176bps impacted by hardship1. Australian mortgage delinquencies: Credit quality Australian mortgages 1. Our approach to applying COVID-19 relief meant an assistance including • Customers who requested and were non-current3 collections activity Mortgage delinquencies 90+ days past due 3.0 2.0 1.0 0.0 1 Financial hardship assistance is available to customers experiencing unforeseen events, including changes in income due to illness, a relationship breakdown or natural disasters. Hardship assistance often takes the form of a reduction or deferral of repayments for a short period. Customer requesting financial hardship assistance must provide a statement of financial position and an assessment is made regarding the customer’s eligibility.2 Mortgage loss rates are write-offs for the 6 months ending. 3 Non-current is not fully up-to-date with repayments 7 Westpac Group 3Q20 Update Jan-16 Apr-16 Jul-16 Oct-16 Jan-17 Apr-17 Jul-17 Oct-17 Jan-18 Apr-18 Jul-18 Oct-18 Jan-19 Apr-19 Jul-19 Oct-19 Jan-20 Apr-20 Jul-20 As reportedExcluding hardship Australian mortgages 90+ day delinquencies up 55bps due to increased number of customers entered hardship •Requests received prior to COVID-19 relief package availability •Customers who went directly into hardship via our customer assist teams 2. Rise in inbound calls and the temporary closing of offshore collections support impacting outbound Sep-19Mar-20 Jun-20 30+ day delinquencies (bps)161188 243 90+ day delinquencies (bps) (inc. impaired mortgages)8894 149 Consumer properties in possession558468 349 Actual mortgage loss rate annualised2 (bps, for the 6 months ending)33 3

Australian mortgage support for customers. COVID-19 Customer check-ins well progressed Mortgage deferral packages (‘000s, $bn) Accounts ('000)Balances ($bn) 135 • • 135k repayment relief packages provided to customers Checked in with 85% or 115k, around half are expected to return to payment 78k mortgage deferral packages outstanding, down from 135k packages provided • 29-Apr-20 Packages provided 31-Jul-20 Packages provided 31-Jul-20 Packages outstanding Relief provided 134.7 100% 50.7 100% 3-month customer check-in completed of which1: 114.7 85% 42.9 85% 3-month extension requested 57.6 50% 22.6 53% Expected to return to payment 57.1 50% 20.3 47% Deferral packages outstanding at 31 July 2020 77.5 58% 30.4 60% % of total mortgage portfolio 5% - 7% - 1 Data at 31 July 2020. Based on product information and not APRA EFS definition. 8 Westpac Group 3Q20 Update Accounts (‘000)(%)Balances ($bn)(%) 105 78 39 51 30

Balance sheet remains strong.

Capital, Funding and Liquidity

CET1 capital ratio movements (%, bps)

- Organic capital generation from cash earnings 29bps
- RWA increased (27bps) mostly from credit RWA uplift due to risk downgrades and $7.0bn overlay for corporate, business and specialised lending
- Capital deductions mostly reflect deferred tax assets related to higher provisions


10.81
29
(27)
3
(6)
10.80
Mar-20
Cash earnings
RWA growth
FX translation impact
Capital deductions and other
Jun-20

Key capital and funding ratios

%	Sep-19	Mar-20	Jun-20
Level 2 capital ratios			
CET1 capital ratio	10.7	10.8	**10.8**
Additional Tier 1 capital	2.2	2.1	**2.1**
Tier 1 capital ratio	12.8	12.9	**12.9**
Tier 2 capital	2.8	3.4	**3.1**
Total regulatory capital ratio	15.6	16.3	**16.0**
Risk weighted assets (RWA) ($bn)	429	444	**451**
Leverage ratio	5.7	5.7	**5.9**
Level 1 capital ratios			
CET1 capital ratio	11.0	11.1	**11.1**
Tier 1 capital ratio	13.2	13.3	**13.2**
Total regulatory capital ratio	16.1	16.7	**16.4**
Internationally comparable ratios[1]			
Leverage ratio	6.4	6.3	**6.5**
CET1 capital ratio	15.9	15.8	**16.0**
NSFR	112	117	**116**
LCR[2]	132	140	**146**

1 Internationally comparable methodology aligns with the APRA study titled 'International Capital Comparison Study' dated 13 July 2015. 2 Average for 6 months to September and March. Average for 3 months to June.

9 Westpac Group 3Q20 Update

Risk weighted assets.

Capital, Funding and Liquidity

Risk weighted assets ($bn)[1]


428.8
443.9
4.5
1.1
1.5
0.0
(0.5)
450.6
Up $6.7bn or 1.5%
Sep-19
Mar-20
Credit risk
Market risk
IRRBB
Operational risk
Other
Jun-20

Commentary

- RWA increased $6.7bn over 3Q20, mostly from higher credit RWA (CRWA)
- CRWA increased $4.5bn due to
  - $7.0bn overlay for corporate, business and specialised lending
  - Downgrades in corporate, business and specialised lending, alongside higher mortgage RWA from increase in delinquencies
  - Partly offset by FX translation impacts, lower mark-to market, and corporate portfolio management
- Market risk RWA up $1.1bn from increased market volatility
- IRRBB RWA increased $1.5bn

Movement in credit risk weighted assets ($bn)


367.9
369.1
7.0
6.2
(1.8)
(4.4)
(2.5)
373.6
Overlay for corporate, business and specialised lending
Up $4.5bn or 1.2%
Sep-19
Mar-20
Overlay
Credit quality and portfolio mix
Portfolio reduction
FX translation impacts
Mark-to-market
Jun-20

Credit risk weighted asset sensitivity

	Potential impact over 2 years		3Q20
	Base case	Prolonged downturn	
	V-shaped recession, mortgage delinquencies 2x current levels, business downgrades across a range of sectors	Prolonged downturn, mortgage delinquencies 4x current levels, further downgrades in business	
CRWA/EAD[2]	Up 3-5ppts	Up 7-9ppts	**Up 1.4ppts**
CET1[3]	~(105bps)	~(180bps)	**(30bps)**

1 Graph may not add due to rounding. 2 EAD is Exposure at default. 3 The CET1 impacts shown are the translation of credit RWA sensitivities into CET1 only. They are not the overall impact of the scenarios described on CET1.

10 Westpac Group 3Q20 Update

Improving management of risk is a priority. Risk management Westpac’s risk management framework • Westpac’s risk management framework outlines the Group’s end-to-end approach to managing risk Our analysis and reviews, in addition to regulator feedback, have highlighted that the framework is not operating satisfactorily in a number of respects and that it needs to be improved As a result, the Group has a number of risks where we do not meet the standards we have set for ourselves or are expected by regulators and therefore rectification is required Westpac has a number of programs underway to deal with these shortcomings as quickly as possible (including through increasing the number and capability of resources) with a focus on addressing • Ensuring appropriate data, analysis and recommendations flow to the right people and forums on a timely basis to support decision making Westpac’s business plans are shaped considering the risks associated with its strategic objectives • Identifying new and emerging risks in our business from internal and external environments Appropriate action plans are implemented to improve our risk profile Board governance & control Business strategy • Actions & response Risk identification ‒ ‒ complexity of systems along with data and process issues the management of risk including financial crime and a number of credit risk processes the pace and quality of how we respond to risk issues Risk Culture Setting risk appetite to provide clarity on the level of risk we are prepared to take Risks are assessed through ongoing monitoring, management, reporting and assurance Monitoring & reporting Risk appetite ‒ Control definition & effectiveness Stress and scenarios analysis • As we address these shortcomings further issues have, and are likely to continue to be, identified People & infrastructure Embedding appropriate frameworks, policies, standards and controls to manage the risks we take Performing stress tests to assess the potential impact of changes that existing and new risks may have on the Group, including on capital Having the right capability, people, data and systems to support effective risk management and decision making 11 Westpac Group 3Q20 Update

Recent progress. Risk management Westpac has a number of multi-year programs to address identified shortcomings and significantly improve its management of risk. Some of these programs have already been announced with recent progress including • Established a Board Committee focused on legal, regulatory and compliance risk management, including financial crime Appointed a new Group Executive Financial Crime, Compliance and Conduct with responsibility for strengthening management of these risks Restructured the Group under a lines of business model to improve end to end accountability Added over 400 resources to strengthen financial crime, compliance and risk management General Managers of business control, monitoring and remediation appointed to each division with supporting structures in place Changes focused on managing non-financial risks and building risk and control skills in the first line of defence • • • • AUSTRAC and other financial crime matters • Undertaken gap assessment of financial crime issues in Statement of Claim, with strong progress made in addressing relevant issues Continuing to review practices to identify potential breaches Increased dedicated program expertise and resourcing to drive Financial Crime Program, managing Group-wide financial crime transformation program • • • • Completed a review of Culture Governance and Accountability self-assessment plan Established a new Customer Outcomes and Risk Excellence (CORE) program ‒ to implement recommendations of our self-assessment and Royal Commission findings ‒ 14 streams of work, with a Group Executive responsible for each stream Dedicated stream to improve operating controls CGA self assessment • Risk capability and culture • • • New purpose and values completed, to be rolled-out in 4Q20 Completed a detailed analysis of our culture, inclusive of risk culture, and identified areas of change New Risk Fundamentals Program to be undertaken by all Australian employees from September covers better understanding of risk, risk culture, controls, issues and incidents, conduct and compliance 12 Westpac Group 3Q20 Update

Update on emerging risks.

Risk management

Westpac provides detailed risk disclosure in its Interim Financial Report and its Annual Report. Given the Group's focus on risk management and the highly uncertain and changing operating environment, the Group is providing supplementary risk disclosure. Further detail will be in the Group's full year 2020 reporting.

COVID-19	• The impact of the COVID-19 pandemic on the economy, markets, customers and on our business remains highly uncertain. The recent lockdown in Victoria and Auckland is an example of how circumstances can change quickly • As the pandemic evolves, it could further impact Westpac's growth, profitability and impairment charges in the future • The effects of COVID-19 could also impact the value of certain of the Group's businesses and the value of goodwill
AUSTRAC and other financial crime matters	• Under the current Federal Court timetable, AUSTRAC is to provide Westpac with its amended Statement of Claim (ASOC) by 25 September 2020. If Westpac consents, the ASOC must then be filed on 16 October 2020 • AUSTRAC has stated it is investigating matters relating to threshold transaction reports (TTRs) and 276 customers, many of whom were the subject of suspicious matter reports (SMRs) related to potential child exploitation. AUSTRAC has indicated it may include allegations arising from these investigations in any ASOC. It is possible that these investigations may result in allegations being made in relation to other issues, including Westpac's obligations regarding customers with potential links to financial crime activity (such as money laundering or terrorism financing). • As Westpac strengthens its financial crime program, further issues have and may continue to be identified. Westpac is keeping AUSTRAC informed of the issues it identifies and its progress in addressing them. Matters previously disclosed to AUSTRAC include issues in relation to customer identification, ensuring appropriate controls over information relevant to 'tipping off' prohibitions and regulatory reporting (including on international funds transfer instructions (IFTIs) and TTRs • Given the volume of transactions Westpac processes, any issue could result in a large number of breaches of financial crime obligations and may lead to further regulatory action and/or monetary penalties
ASIC investigations	• Following the Financial Services Royal Commission, ASIC has been investigating various financial services companies, including Westpac. ASIC has indicated that it will bring further enforcement action against these companies in the future • There are a number of ongoing ASIC investigations into Westpac and its subsidiaries, including in relation to financial planning, financial markets, superannuation, fees and insurance. Westpac expects ASIC may initiate enforcement action once some of these investigations are concluded • Westpac is working with ASIC to facilitate its investigations and is continuing to accelerate its remediation program for impacted customers
Class actions	• In June, the Full Federal Court found in favour of Westpac and dismissed ASIC's proceedings regarding Westpac's responsible lending obligations. Following this ruling, Westpac and the applicants have now reached agreement to discontinue the class action proceedings relating to responsible lending, subject to the Court's approval • Westpac is aware that certain parties are considering additional legal action and class actions in relation to matters that have emerged from the Royal Commission, and other developments. It is possible that further matters may arise over 4Q20

13 Westpac Group 3Q20 Update

Westpac GROUP

Financial results throughout this presentation are in Australian dollars and are based on cash earnings unless otherwise stated. Refer to the 2020 Interim Financial Results Presentation and Investor Discussion Pack for definition. All results relating to 3Q20 are on an unaudited basis. This document should be read in conjunction with Westpac’s June 2020 Pillar 3 Report, incorporating the requirements of APS330. Results principally cover and compare the 3Q20 and 1H20 periods unless otherwise stated.

Funding and liquidity. Appendix Deposits to net loans ratio (%) Net stable funding ratio (NSFR) (%) Liquidity coverage ratio (LCR) (%) Quarterly average 146 76.8 75.6 117 116 73.4 112 Sep-19 Mar-20 Jun-20 Sep-19 Mar-20 Jun-20 Sep-19 Mar-20 Jun-20 Term debt issuance and maturity profile1,2,3 ($bn) No new long-term issuance in 3Q20 Term Funding Facility (TFF) At 30 June 2020 Sub debt Senior/Securitisation Hybrid Initial allocation $17.9bn Additional allocation $3.2bn Drawn down $4.0bn 1 Based on residual maturity and FX spot currency translation. Includes all debt issuance with contractual maturity greater than 13 months excluding US Commercial Paper and Yankee Certificates of Deposit. 2 Contractual maturity date for hybrids and callable subordinated instruments is the first scheduled conversion date or call date for the purposes of this disclosure. 3 Perpetual sub-debt has been included in >FY26 maturity bucket. Maturities exclude securitisation amortisation. 15 Westpac Group 3Q20 Update FY15 FY16 FY17 FY18 FY19 FY20 YTD FY20 Q4 FY21 FY22 FY23 FY24 FY25 FY26 >FY26 42Issuance 37 Maturities Covered bond 34 31 3234 2725 2021 1313 67 140 132

Australian mortgage support for customers. Appendix Total mortgage deferral packages outstanding at 31 July 2020 By state1 By dynamic LVR1 NSW 9 7 8 0% - 60% VIC 14 35 40 61% - 80% 14 QLD 81% - 90% WA >90% Other States and Territories 42 30 1 Based on product information and not APRA EFS definition. 16 Westpac Group 3Q20 Update Total mortgage portfolioTotal mortgage deferral packages Mortgage deferral packages at 30 June 20201provided1 up to 31 July 2020outstanding1 at 31 July 2020 Number of accounts1.6m 135k78k Balances$446bn $51bn$30bn Owner-occupier60% 64%63% Principal & interest75% 79%78% More than 3 months ahead on repayments41% 24%20% Weighted average dynamic LVR57% 65%66%

Appendix

Support for Australian small businesses.[1]

Support provided

Repayment relief packages approved for over **31,500**[2] small business customers providing up to 6 months repayment deferral with interest capitalising

Over ~**$9bn** of lending balances equating to **14%** of the business lending book

2,190 customers approved for unsecured lending

1,370 loans approved for JobKeeper payment

Over **316,000** merchant accounts with facility fees refunded

Customers saved **$65m** in interest costs through reduced lending rates on facilities

Repayment relief approvals by state (%)


33
26
23
10
8
NSW & ACT
VIC & TAS
QLD
WA
SA & NT

Business TCE[3] by industry (%)


24
14
12
13
7
9
7
5
4
4
1
Property and property services
Retail and wholesale trade
Agriculture
Finance and professional services
Other services
Construction
Manufacturing
Accommodation and hospitality
Transport and storage
Healthcare
Education

Repayment relief approvals by industry (%)


26
9
2
15
8
8
5
11
6
7
2
Property and property services
Retail and wholesale trade
Agriculture
Finance and professional services
Other services
Construction
Manufacturing
Accommodation and hospitality
Transport and storage
Healthcare
Education

1 Data at 29 July 2020. Business customers includes SME <$3m and Commercial customers up to $10m in business lending exposures. Analysis is based on total committed exposures. Customer cash flow impacts for saved interest costs are estimates based on current applications and are a forward 6 month projection. Customers may have multiple accounts. Based on internal product information and not APRA EFS definition. For eligibility and terms and conditions, refer to the Westpac website www.westpac.com.au. Charts may not add to 100 due to rounding. 2 Repayment relief provided to over 74,000 accounts. 3 TCE is total committed exposure.

17 Westpac Group 3Q20 Update

Customer support in New Zealand.[1]

Appendix

Total mortgage portfolio

182k customers

$296k average loan size

75% owner-occupier

86% principal & interest

66% more than 3 months ahead on repayments

60% weighted avg dynamic LVR

Repayment relief approved

18k customer applications

$403k average loan size

83% owner-occupier

94% principal & interest

18% more than 3 months ahead on repayments

63% weighted avg dynamic LVR

6 months repayment deferral with interest capitalising

Business customer support[2]

$5.1bn aggregate lending exposure

5,003 accounts assisted

3,072 temporary overdrafts established

909 Support Loan applications

3 months

3 months repayment deferral on loans. Customer repayments must be up to date for at least 90 days prior to application

Mortgage customer support packages by LVR (%)


39
56
4
1
0% - 60%
61% - 80%
81% - 90%
Greater than 90%

Business customer support by industry[2,3] (%)


15
14
10
10
9
8
8
7
6
4
4
6
Agriculture, Forestry and Fishing
Manufacturing
Accommodation and Food Services
Rental, Hiring and Real Estate Services
Transport, Postal and Warehousing
Wholesale Trade
Retail Trade
Professional, Scientific and Technical Services
Electricity, Gas, Water and Waste Services
Construction
Health Care and Social Assistance
Other

1 Figures in $NZ and at 31 July 2020. For eligibility and terms and conditions, please refer to the Westpac website www.westpac.co.nz. 2 Data at 31 July 2020. Excludes institutional customers. Charts may not add to 100 due to rounding. 3 Excludes null or blank industry codes.

18 Westpac Group 3Q20 Update

Westpac GROUP

Corporate and business stressed exposures. Appendix Corporate and business stressed exposures by industry ($bn) 2.0 Primarily commercial property exposures Sep-19 Mar-20 Jun-20 1.8 1.6 1.4 1.2 1.0 0.8 0.6 0.4 0.2 0.0 Agriculture, forestry & fishing Accomm., cafes & restaurants Property & business services Wholesale & retail trade Transport & storage Finance & Insurance 1 Sector Property Services Manufacturing Construction Mining Utilities Stress to TCE (%) 6.2% 2.3% 6.5% 4.5% 10.2% 3.7% 4.3% 3.4% 4.8% 0.2% 1.3% 0.3% 1 Services includes education, health & community services, cultural & recreational services and personal & other services. 19 Westpac Group 3Q20 Update Wholesale & retail trade Property Agriculture, forestry & fishing Services1 Accommodation, cafes & restaurants Manufacturing Property & business services Transport & storage Construction Finance & insurance Mining Utilities Downgrades to residential care services Stress in hiring services, Sector materially impactedincluding motor vehicles by lockdown measures

Australian consumer unsecured lending. Appendix Australian consumer unsecured lending portfolio1 90+ day delinquencies (%) Consumer unsecured 90+ day delinquencies up 3.00 52% 2.00 1.00 0.00 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Australian unsecured portfolio ($bn) Unsecured portfolio ($bn) Unsecured performing loans balance ($bn lhs) Unsecured 90+ day delinquencies balance ($bn rhs) Sep-19 Mar-20Jun-20 25 3 19.5 18.4 16.9 20 2 15 10 7.3 6.7 6.3 6.1 1 5 0 0 Credit cards Personal loans Auto loans (consumer) Total consumer unsecured 1 Does not include Margin Lending. 20 Westpac Group 3Q20 Update Jun-18 Aug-18 Oct-18 Dec-18 Feb-19 Apr-19 Jun-19 Aug-19 Oct-19 Dec-19 Feb-20 Apr-20 Jun-20 8.7 8.3 4.1 3.8 3.5 55bps over 3Q20 mostly due to portfolio contraction2. combined with the impact of COVID-19 Sep-19Mar-20 Jun-20 Lending$19.5bn$18.4bn 30+ day delinquencies (%)3.684.22 90+ day delinquencies (%)1.771.97 $16.9bn 4.43 2.52

Australian mortgage portfolio composition.

Appendix

Australian mortgage portfolio	Sep-19 balance	Mar-20 balance	Jun-20 balance	YTD Jun-20 Flow[1]
Total portfolio ($bn)	449.2	445.7	**445.5**	48.4
Owner occupied (%)	58.3	59.4	**60.0**	70.2
Investment property loans (%)	38.5	37.6	**37.2**	29.8
Portfolio loan/line of credit (%)	3.2	2.9	**2.8**	0.06
Variable rate / Fixed rate (%)	75 / 25	77 / 23	**74 / 26**	79 / 21
Interest only (%)	26.9	23.4	**21.9**	16.1
Proprietary channel (%)	55.7	55.5	**55.2**	51.0
First home buyer (%)	8.4	8.8	**8.8**	10.3
Mortgage insured (%)	15.6	16.1	**15.9**	11.2
	Sep-19	**Mar-20**	**Jun-20**	**YTD Jun-20 Flow[1]**
Average loan size[2] ($'000)	277	276	**279**	393
Customers ahead on repayments including offset account balances[3] (%)	70	70	**70**	
Actual mortgage losses net of insurance ($m, for the 6 months ending)	57	67	**96**	
Actual mortgage loss rate annualised (bps, for the 6 months ending)	3	3	**3[4]**	

Australian mortgage portfolio by State (%)



Australian banking system[5]
Westpac Group portfolio
3Q20 Westpac Group drawdowns
38 41 41
29 27 33
16 16 13
10 9 5
7 7 7
NSW & ACT
VIC & TAS
QLD
WA
SA & NT

Australian mortgage 90+ day delinquencies by State (%)



NSW/ACT
VIC/TAS
QLD
WA
SA/NT
ALL
3.0
2.0
1.0
0.0
Jun-16
Jun-17
Jun-18
Jun-19
Jun-20

1 Flow is new mortgages settled in the 9 months ended 30 June 2020 and includes RAMS. 2 Includes amortisation. Calculated at account level, where split loans represent more than one account. 3 Loans ahead on payments exclude equity/line of credit products as there are no scheduled principal payments. 4 Mortgage loss rates are write-offs for the 6 months ending. 5 Source Comparator Jan-Mar 2020.

21 Westpac Group 3Q20 Update

Westpac GROUP

New Zealand asset quality. Appendix Mortgage 90+ day delinquencies1,2 (%) Unsecured consumer 90+ day delinquencies1,2 (%) 3.0 3.0 2.31 2.0 2.0 1.46 1.0 1.0 0.48 0.15 0.0 0.0 Business stressed exposures as a % of New Zealand business TCE Watchlist & substandard 90+ day past due and not impaired Impaired Property Manufacturing 14 14 5.5 3 Agriculture, forestry & fishing Wholesale trade Construction 48 0.1 0.2 0.1 0.0 0.1 0.1 0.1 Other Sep-14 Sep-15 Sep-16 Sep-17 Sep-18 Sep-19 Mar-20 Jun-20 1 In May 2019 we made changes to the reporting of customers in hardship to align to the method used by APRA. 2 Delinquency metrics exclude customer deferral support packages. 22 Westpac Group 3Q20 Update Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 3.33.4 5.0 4.4 3.33.12.92.9 0.0 2.3 2.4 0.9 0.8 0.5 2.5 2.5 2.9 3.0 4.0 90+ day past due (ex hardship) 90+ day past due Introduction of changes to the reporting of hardship 90+ day past due (ex hardship) 90+ day past due Introduction of changes to the reporting of hardship

3Q20 reported net profit after tax.[1]

Appendix

Reported net profit	1H20 Qtr Avg. $m	3Q20 $m
Net interest income	4,500	**3,952**
Non-interest income[2]	802	**1,056**
Operating expenses	(3,090)	**(2,570)**
Impairment charges	(1,119)	**(826)**
Income tax expense and net profit attributable to non-controlling interests	(498)	**(497)**
Net profit attributable to owners of WBC	**595**	**1,115**
Cash earnings	**497**	**1,318**

Key movements

- Unaudited net profit after tax of $1,115m, up significantly mostly due to lower volatile items and the non-repeat of some large items in 1H20
- Net interest income down 12%, 3Q20 YTD margin 2.11% (down 10bps from 1H20) reflecting impact of movement in fair value on hedges, cash rate cuts on deposit spreads and higher level of liquid assets
- Non-interest income benefitted from the non-repeat of volatile items and lower general insurance claims
- Expenses lower from the non-repeat of some large items, including provisions for AUSTRAC matters
- Impairment charges in 3Q20 lower but remain elevated

Cash earnings[3] policy and cash earnings adjustments to reported profit

Westpac Group uses a measure of performance referred to as cash earnings to assess financial performance at both a Group and divisional level. This measure has been used in the Australian banking market for over 15 years and management believes it is the most effective way to assess performance for the current period against prior periods and to compare performance across divisions and across peer companies

To calculate cash earnings, reported net profit is adjusted for:

- Material items that key decision makers at the Westpac Group believe do not reflect the Group's operating performance
- Items that are not considered when dividends are recommended, such as the impact of treasury shares and economic hedging impacts

$m	1H20 Qtr Avg.	3Q20
Reported net profit	595	**1,115**
Fair value (gain)/ loss on economic hedges	(110)	**251**
Ineffective hedges	(12)	**(19)**
Adjustments related to Pendal Group	32	**(32)**
Treasury shares	(8)	**3**
Cash earnings	**497**	**1,318**

1 Performance comparison is 3Q20 compared to 1H20 quarterly average unless otherwise stated. 2 Non-interest income is the total of net fee income, net wealth management and insurance income, trading income, and other income. 3 Cash earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS (Australian Accounting Standards). The specific adjustments outlined include both cash and non-cash items. Cash earnings is reported net profit adjusted for material items to ensure they appropriately reflect profits available to ordinary shareholders. All adjustments shown are after tax.

23 Westpac Group 3Q20 Update

Westpac GROUP

Definitions – Credit quality.

Appendix

90 days past due and not impaired	Includes facilities where: • contractual payments of interest and / or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days (including accounts for customers who have been granted hardship assistance); or • an order has been sought for the customer's bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and • the estimated net realisable value of assets / security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, or where there are otherwise reasonable grounds to expect payment in full and interest is being taken to profit on an accrual basis. These facilities, while in default, are not treated as impaired for accounting purposes
Collectively assessed provisions (CAP)	CAPs for expected credit losses under AASB 9 represents the expected credit loss (ECL) which is collectively assessed in pools of similar assets with similar risk characteristics. This incorporates forward looking information and does not require an actual loss event to have occurred for an impairment provision to be recognised
Individually assessed provisions (IAP)	Provisions raised for losses on loans that are known to be impaired and are assessed on an individual basis. The estimated losses on these impaired loans is based on expected future cash flows discounted to their present value and, as this discount unwinds, interest will be recognised in the income statement
Stage 1: 12 months ECL – performing	For financial assets where there has been no significant increase in credit risk since origination, a provision for 12 months expected credit losses is recognised. Interest revenue is calculated on the gross carrying amount of the financial asset
Stage 2: Lifetime ECL – performing	For financial assets where there has been a significant increase in credit risk since origination but where the asset is still performing a provision for lifetime expected losses is recognised. Interest revenue is calculated on the gross carrying amount of the financial asset

Stage 3 Lifetime ECL – non-performing	For financial assets that are non-performing a provision for lifetime expected losses is recognised. Interest revenue is calculated on the carrying amount net of the provision for ECL rather than the gross carrying amount
Impaired assets	Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on an assessment of the customer's outlook, cashflow, and the net realisation value of assets to which recourse is held and includes: • facilities 90 days or more past due, and full recovery is in doubt: exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; • non-accrual facilities: exposures with individually assessed impairment provisions held against them, excluding restructured loans; • restructured facilities: exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer; • other assets acquired through security enforcement (includes other real estate owned): includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and • any other facilities where the full collection of interest and principal is in doubt
Stressed exposures	Total of watchlist and substandard, 90 days past due and not impaired, and impaired assets
Total committed exposures (TCE)	Represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and underwriting risk
Watchlist and substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal

24 Westpac Group 3Q20 Update

Westpac GROUP

Definitions – Capital, liquidity and other.

Appendix

Capital	
Capital ratios	As defined by APRA (unless stated otherwise)
Internationally comparable ratios	Internationally comparable regulatory capital ratios are Westpac's estimated ratios after adjusting the capital ratios determined under APRA Basel III regulations for various items. Analysis aligns with the APRA study titled "International capital comparison study" dated 13 July 2015
Leverage ratio	As defined by APRA (unless stated otherwise). Tier 1 capital divided by 'exposure measure' and expressed as a percentage. 'Exposure measure' is the sum of on-balance sheet exposures, derivative exposures, securities financing transaction exposures and other off-balance sheet exposures
Risk weighted assets or RWA	Assets (both on and off-balance sheet) are risk weighted according to each asset's inherent potential for default and what the likely losses would be in case of default. In the case of non-asset-backed risks (i.e. market and operational risk), RWA is determined by multiplying the capital requirements for those risks by 12.5
Liquidity	
Committed liquidity facility (CLF)	The RBA makes available to Australian Authorised Deposit-taking Institutions a CLF that, subject to qualifying conditions, can be accessed to meet LCR requirements under APS210 Liquidity

Liquidity (cont)	
High quality liquid assets (HQLA)	Assets which meet APRA's criteria for inclusion as HQLA in the numerator of the LCR
Liquidity coverage ratio (LCR)	An APRA requirement to maintain an adequate level of unencumbered high quality liquid assets, to meet liquidity needs for a 30 calendar day period under an APRA-defined severe stress scenario. Absent a situation of financial stress, the value of the LCR must not be less than 100%. LCR is calculated as the percentage ratio of stock of HQLA and CLF over the total net cash out-flows in a modelled 30 day defined stressed scenario
Net stable funding ratio (NSFR)	The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF) defined by APRA. The amount of ASF is the portion of an ADI's capital and liabilities expected to be a reliable source of funds over a one year time horizon. The amount of RSF is a function of the liquidity characteristics and residual maturities of an ADI's assets and off-balance sheet activities. ADI's must maintain an NSFR of at least 100%
Other	
Notable items	Notable items in this presentation include provisions for estimated customer refunds, payments, associated costs and litigation along with costs associated with restructuring of the Group's wealth business and costs associated with the AUSTRAC proceedings and Response Plan

25 Westpac Group 3Q20 Update

Westpac GROUP

Investor Relations Contact Us. Team. Contact us Nicole Mehalski Andrew Bowden www.westpac.com.au/investorcentre Annual reports Presentations and webcasts 5 year financial summary Prior financial results Head of Institutional +61 2 8253 1667 +61 466 434 631 nicole.mehalski@westpac.com.au Head of Investor Relations +61 2 8253 4008 +61 438 284 863 andrewbowden@westpac.com.au Jacqueline Boddy Louise Coughlan Head of Debt Investor Relations +61 2 8253 3133 +61 448 064 012 jboddy@westpac.com.au Head of Rating Agencies and Analysis +61 2 8254 0549 +61 425 213 504 lcoughlan@westpac.com.au Danielle Stock Rebecca Plackett Director +61 2 8253 0922 +61 404 948 941 danielle.stock@westpac.com.au Director +61 2 8253 6556 +61 478 336 647 rplackett@westpac.com.au Alec Leithhead Senior Analyst +61 2 8254 0159 +61 481 906 863 alec.leithhead@westpac.com.au Or email: investorrelations@westpac.com.au 26 Westpac Group 3Q20 Update

Disclaimer Disclaimer The material contained in this presentation is intended to be general background information on Westpac Banking Corporation (Westpac) and its activities. The information is supplied in summary form and is therefore not necessarily complete. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. All amounts are in Australian dollars unless otherwise indicated. Unless otherwise noted, financial information in this presentation is presented on a cash earnings basis. Cash earnings is a non-GAAP measure. Refer to Westpac’s 2020 Interim Financial Results (incorporating the requirements of Appendix 4D) for the six months ended 31 March 2020 available at www.westpac.com.au for details of the basis of preparation of cash earnings. Refer to Westpac’s 2020 Interim Financial Results Presentation and Investor Discussion Pack for an explanation of cash earnings and a reconciliation of reported net profit to cash earnings. The financial information for the three months ended 30 June 2020 has not been audited or reviewed by any independent registered public accounting firm and has been derived from the unaudited financial statements for the quarter ended 30 June 2020. Any other financial information provided as at a date after 30 June 2020 (including information on deferral packages) has not been audited or reviewed by any independent registered public accounting firm either. The information contained in this presentation is presented for information purposes only, is based on management’s current information and reflects management’s view of other factors, including a wide variety of significant business, economic and competitive risks and uncertainties, which may be heightened during the current COVID-19 pandemic. Certain data herein may involve underlying estimates, assumptions and judgments when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions. Any change in such estimates, assumptions and/or judgments resulting from new information or from changes in circumstances or experience could result in Westpac incurring losses greater than those anticipated or provided for. This presentation contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this presentation and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions, financial support to certain borrowers, indicative drivers, forecasted economic indicators and performance metric outcomes. We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’, or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those which we expect, depending on the outcome of various factors. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section titled ‘Risk factors' in Westpac’s 2020 Interim Financial Results (incorporating the requirements of Appendix 4D) for the six months ended 31 March 2020 available at www.westpac.com.au. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation to update any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, after the date of this presentation. 27 Westpac Group 3Q20 Update